Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

May 3, 2021

Alberto Zapata, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263)

Dear Mr. Zapata:

This letter responds to the staff’s additional comments relating to Post-Effective Amendment No. 315 (“PEA No. 315”) to the registration statement on Form N-1A of Exchange Traded Concepts Trust (the “Registrant”). PEA No. 315 was filed on February 8, 2021 for the purpose of registering shares of the Bitwise Crypto Innovators ETF (the “Fund”). For ease of reference, set forth below are the staff’s comments followed by the Registrant’s responses. References in the comments to the location of text correspond to the location of such text in the clean revised copy of the Fund’s prospectus provided to the staff on April 22, 2021. In addition, please note that in response to the staff’s recent supplemental comment regarding the Fund’s name, the Fund has determined to change its name to Bitwise Crypto Industry Innovators ETF.

1.	Comment. Please confirm supplementally that Bitwise, the index provider to the Fund’s index, will not be presented as the Fund’s investment adviser in marketing materials relating to the Fund.

Response. Registrant confirms that Bitwise will not be presented as the Fund’s investment adviser in marketing materials relating to the Fund.

2.	Comment. Please provide the staff with a copy of the constituent list that indicates whether the company will be in Tier 1 or Tier 2.

Response. Registrant represents that the requested list has been provided under separate cover.

3.	Comment. Please consider whether describing the companies in the Index as servicing the crypto ecosystem is correct.

Response. Registrant represents that the word “servicing” has been deleted in connection with the companies involved in the crypto ecosystem.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

May 3, 2021

4.	Comment. With respect to the second sentence of the third paragraph of the principal investment strategy, please be more specific regarding the referenced screens (i.e., disclose the minimums that are referenced in the sentence).

Response. Registrant represents that the requested disclosure has been added.

5.	Comment. With respect to the last sentence of the third paragraph of the principal investment strategy, please confirm that the companies referenced as having only indirect involvement in the crypto ecosystem will be included in the 20% investment bucket and, therefore, will be outside the Fund’s 80% investment policy.

Response. Registrant so confirms.

6.	Comment. Please bold the first two sentences of the fifth paragraph of the principal investment strategy.

Response. Registrant represents that the requested change has been made.

7.	Comment. Please move the sixth paragraph of the principal investment strategy to the Item 9 section of the prospectus. While it is helpful information regarding related technology, it is not directly relevant to the companies in Tier and Tier 2 of the principal investment strategy. In addition, please review the principal risks to confirm that corresponding changes are made to the disclosure.

Response. Registrant represents that the paragraph has been moved as requested and that the principal risks have been reviewed and revised as applicable.

8.	Comment. For how long does the Fund’s investment adviser have an exclusive license to the Index?

Response. According to the Fund’s investment adviser, the final license agreement will not confer an exclusive license for any period of time.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum